U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   0-11582

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  September 30, 2005

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
 ☐  Transition Report on Form 11-K
 ☐  Transition Report on Form 10-Q
 ☐  Transition Report on Form N-SAR
For the Transition Period Ended:

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

United eSystems, Inc.
Full Name of Registrant

 n/a
Former name if applicable

15431 O’Neal Road
Address of principal executive office (Street and number)

Gulfport, MS  39503
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

                State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                On August 29, 2005, Hurricane Katrina caused significant damage to the Gulfport, Mississippi area where our operational headquarters are located.  We were able to evacuate our headquarters and establish a temporary operations center in Florida prior to the storm’s arrival, allowing us to continue business operations substantially uninterrupted.  However, since August 29, 2005, management has dedicated a substantial amount of time to re-establishing our Gulfport headquarters and has experienced substantial delays in receiving documents and bank reports from institutions located in New Orleans, Louisiana, another damaged region.  As a result, we require additional time to complete the preparation and review of the Form 10-QSB.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Walter Reid Green, Jr.	228	832-1597

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).             ☒  Yes         ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☐  Yes         ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United eSystems, Inc.

                Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2005	By	/S/ Walter Reid Green, Jr. Chief Financial Officer